

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2019

David C. Burney
Chief Financial Officer
Astronics Corporation
130 Commerce Way
West Aurora, NY 14052

> **Re: Astronics Corporation**
> **Form 10-K for the Year Ended December 31, 2018**
> **Filed on March 1, 2019**
> **File No. 000-07087**

Dear Mr. Burney:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing